Exhibit 10a(25)

            EMPLOYMENT SEPARATION and RELEASE AGREEMENT
                              between
                             J. J. Lees
                                and
                   Atlantic City Electric Company

          This Employment Separation and Release Agreement (Agreement) is made and entered into the 26th day of April, 1994 by and between J. J. LEES (Incumbent) residing at 8201 Atlantic Avenue in the City of Margate, County of Atlantic, State of New Jersey and Atlantic City Electric Company (Company) having a principal Executive Office located at 6801 Black Horse Pike, Pleasantville, County of Atlantic, State of New Jersey.
          WHEREAS, Incumbent has been employed by the Company since June 1, 1970 and, for some time past has served in the capacity of an Officer; and
          WHEREAS, Incumbent had given oral notice and has confirmed in a writing his intent to terminate and withdraw from continued employment with the Company, as his voluntary act and deed (hereinafter referred to as the "Notice of Separation"); and
          WHEREAS, the Company has agreed to accept the Notice of Separation; and
          WHEREAS, Incumbent and the Company have agreed that Incumbent shall withdraw from and terminate the employment relationship with the Company upon the terms and conditions more fully set forth herein;
          NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained which the parties hereto hereby agree constitute fair, reasonable and valuable consideration, Incumbent and the Company, intending to be legally bound, hereby represent, covenant and agree as follows:
          1. The Recital Clauses hereinabove set forth are incorporated and made a material part of this Agreement.

          2.   Incumbent shall terminate and withdraw from full
       time employment as an Officer and employee of the Company effective close of business on June 3, 1994 (the "Termination Date"). Incumbent acknowledges that he has selected the Termination Date. Company acknowledges that it has agreed to the Termination Date. Notwithstanding the Termination Date, Incumbent shall be entitled to utilize accumulated vacation days and other benefits which allow him to discontinue his day-to-day activities as an employee as of April 26, 1994. Nonetheless, he shall continue to serve as an Officer and employee through the Termination Date.
          3. In addition to any benefit to which Incumbent is otherwise entitled by reason of having been an employee of the Company, the Company agrees to:
               (a) Pay Incumbent in a single lump sum payment an amount equivalent to one (1) year of his current annual Base Salary ($112,900.00) as established by the Board of Directors of the Company, which shall be reduced by all deductions required by law. This payment will be made within thirty (30) days of the execution of this Agreement and attached General Release by Incumbent, provided that Incumbent signs and returns this Agreement and General Release not later than July 15, 1994 and the Revocation Period specified in Exhibit A shall have expired without revocation by Incumbent. This payment will then be made to Incumbent as soon as practicable following expiration of the revocation period; and
               (b)  Pay Incumbent an Incentive Award pursuant to
       the 1994 Management Annual Incentive Compensation Plan of Atlantic Energy, Inc., and its Subsidiaries (the "Plan"). For purposes of determining the amount of such Incentive Award, Incumbent shall be deemed to have satisfactorily contributed to the achievement of Performance Goals through May 31 of the 1994 Plan year (i.e. 5/12ths); and
               (c)  Deliver to Incumbent shares of stock pursuant
       to the Company Long-Term Performance Incentive Plan currently in effect covering the period January 1, 1993 through December 31, 1995. For purposes of determining the amount of stock to be delivered to Incumbent, Incumbent will be credited with service through May 31, 1994 and will be deemed to have satisfactorily contributed toward the achievement of the longer-term financial and operating performance objectives of such Plan for the specified period; and
               (d)  Pay to the Incumbent, or his designated
       beneficiary, all those benefits to which he is entitled by reason of his having been an employee of the Company, which shall be paid in the manner, amounts and at such times as are provided in accordance with the terms and conditions thereof as in effect on the Termination Date, and using the Termination Date as the date of separation. This is contingent upon Incumbent's execution and delivery of and compliance with the terms of this Agreement in the manner specified herein. A schedule of such benefits is attached hereto as Exhibit "B"; and
               (e)  Provide Incumbent with continued coverage
       under the Medical Expense Reimbursement Plan of the Company through June 3, 1994; and reimburse Incumbent for medical expenses incurred through that date. All such expenses shall be submitted for processing in compliance with the Plan requirements on or before September 1, 1994.
               Payment of the Incentive Award and delivery of the shares of stock referred to in Subparagraphs (b) and (c) of this Article shall be consummated at such time as the payment and award shall be made to all other Officers of the Company.
               Should Incumbent die prior to receiving any of the payments or shares of stock hereinabove listed, payment of such amount and/or delivery of such shares shall be made to the Estate of the Incumbent or to such other beneficiary as Incumbent shall designate in writing to be delivered to the Company prior to his death.
          4.   The consideration given to Incumbent pursuant to
       this Agreement, with the exception of those benefits to which he and his beneficiary or estate are otherwise entitled by reason of his having been an employee of the Company, constitute the total amount to which Incumbent is entitled as a result of his employment with the Company and is paid in satisfaction of any and all claims of any nature whatsoever, however arising, whether known or unknown, which Incumbent has or may have against the Company at any time as a result of, relating to or arising out of his employment with the Company or his separation therefrom.
          5.   Attached hereto and made a part hereof as Exhibit
       "C" is Article VI of the By-Laws of Atlantic Energy, Inc.
       (Atlantic Energy).   Atlantic Energy, on behalf of itself and
       the Company, warrants and represents that pursuant to these By-Laws, it will provide Incumbent with indemnification against liability (including attorney's fees and related expenses) imposed upon or incurred by him in any threatened, pending or completed investigation, claim, action, suit, or proceeding, whether civil, administrative or investigative in nature which may be instituted by or on behalf of Atlantic Energy, or any of its Subsidiaries, inclusive of the Company, against Incumbent. Atlantic Energy further represents and warrants that in the event the By-Laws of Atlantic Energy are hereafter amended to alter or extinguish such obligation to indemnify, notwithstanding such amendment or alteration, the obligation to indemnify as set forth herein shall nonetheless remain in full force and effect. In the event that Atlantic Energy refuses to indemnify Incumbent, or in the event a Court of competent jurisdiction holds that Atlantic Energy is not obligated to indemnify the Incumbent (other than where a judgment or other final adjudication establishes that the acts or omissions of the Incumbent involved a knowing violation of law constituting criminal conduct) then the General Release given to Atlantic Energy and its Subsidiaries, inclusive of the Company by Incumbent shall become null and void for all purposes and shall not bar Incumbent from thereafter asserting any claim or counterclaim he may have against Atlantic Energy, or its Subsidiaries, inclusive of the Company. Furthermore, in the event Atlantic Energy does not provide such indemnification to the Incumbent, neither Atlantic Energy nor its Subsidiaries, inclusive of the Company, shall invoke any defense based in whole or in part on any Statute of Limitations or on the timeliness of such claim which may thereafter be instituted by the Incumbent in accordance with the provisions of this paragraph.
          6. This Agreement shall apply to and be binding upon all affiliated, related, parent, subsidiary and successor corporations of the Company, and their assigns; and shall apply to and be binding upon Incumbent, his personal representative, heirs, executors, administrators, trustees, successors, assigns and any and all persons who may succeed the legal rights and interests of Incumbent.
          7. In exchange for the undertakings of the Company contained in Article 4, and as a condition precedent thereto, Incumbent agrees to execute and deliver a General Release, Waiver and Acknowledgement (Release) in the form attached hereto as Exhibit A. Incumbent expressly acknowledges that he is aware that he has rights under federal and state laws which prohibit discrimination in employment based on race, sex, national origin, age, religion, disability and veteran rights, including the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the New Jersey Law Against Discrimination, the New Jersey Conscientious Employee Protection Act, the New Jersey Wage Law and the Americans with Disabilities Act (hereinafter collectively referred to as the "Acts"); and further acknowledges that this Agreement and the attached General Release are intended to include, without limitation, a release by him of any and all rights and claims arising out of his employment with the Company and his withdrawal and separation therefrom, including, but not limited to, all claims under any and all federal, state, local and common laws dealing with employment, separation and damages, including the Acts hereinabove referred to in this Article. Incumbent further agrees not to commence any legal action, in any form, against any releasee identified in the attached General Release or any other party connected with his employment with the Company with respect to any right or claim, direct or indirect, encompassed by the attached General Release and this
       Agreement, except to enforce the terms of this Agreement.
          8.   Incumbent and Company agree that neither will
       engage in any communications, oral or written, which would injure the reputation of or interfere with existing or prospective business relationships of the other. This covenant shall be effective as of April 26, 1994.
               Incumbent and Company agree that Company will provide Incumbent with a Letter of Recommendation in the form attached hereto as Exhibit D, the content of which has been reviewed and accepted by Incumbent. This Letter of Recommendation will be submitted in response to any and all inquiries from prospective employers. Incumbent shall direct all such inquiries to the attention of Jerrold J. Jacobs, President and Chief Executive Officer of the Company, or his successor.
          9. Incumbent agrees that, except as expressly provided below, he will not communicate or disclose the terms of this Agreement or of the attached General Release to or with any person(s) with the exception of members of his immediate family, his attorney(s), his financial advisor(s) and/or his accountant(s). In such communication or disclosure, Incumbent shall inform the recipient of the information that same is being provided in a confidential manner and subject to a requirement of confidentiality.
               Company agrees that it will treat this Agreement and the attached General Release as a personnel item to be retained in the personnel file of Incumbent and not to be disclosed to third parties without the express written consent of Incumbent; except to the extent that same shall be required to be produced in any legal proceeding.
          10. It is expressly understood and agreed that any violation of the confidentiality provision in the preceding Article by Incumbent or Company, or anyone acting on his or its behalf, shall be deemed to be a material breach of this Agreement.
          11. Incumbent agrees and recognizes that his employment relationship with the Company shall be terminated at his voluntary request as contained in the Notice of Separation. Incumbent acknowledges that he has no contract or other rights to employment or re-employment with the Company.

          12.A.     Incumbent agrees that he shall not, directly
       or indirectly, knowingly disclose to any other person, firm or corporation nor appropriate to his own use or to the use of any person, firm or corporation, any Confidential Information (as defined herein) used by or belonging to the Company or its parent, subsidiary or affiliates, except as same may be expressly authorized in advance by the Company in a writing signed by a Senior Officer of the affected company.
               For purposes of this Agreement, the term Senior Officer shall mean a person holding a title within any of the Companies which constitute the Company of Senior Vice President or higher.
               For purposes of this Agreement, the term
       Confidential Information includes, by way of illustration and not limitation, matters of a technical nature such as "know how", "formulae", "processes", "procedures", "techniques", "machinery", "apparatus, "inventions", "studies", "research projects", "technical data", "development plans", "product specifications", as well as matters of a business or financial nature such as, by way of illustration and not limitation, information about the cost, sources of, and arrangements for service or materials supplied to customers or clients of the Company, submission and proposal procedures, production, labor and/or material costs, profits and losses, prices, discounts, sales, markets, customer lists, future plans, trade secrets and proprietary information not generally available to the public.
               B. In addition, Incumbent represents and warrants that he will never, directly or indirectly lecture upon or publish articles concerning any Confidential Information without first having obtained from the affected company prior approval and written consent in the manner hereinabove contained.
               C. Commencing on April 26, 1994 Incumbent shall commence to act with due diligence in order that, on or before June 3, 1994, Incumbent shall have turned over to the Company all documents and other things, and all copies thereof within his possession, custody or control which may contain or which may have been derived from, or which may have the potential of disclosing any Confidential Information.
               D. Notwithstanding the preceding subparagraphs of this Article, it is understood and agreed that Incumbent shall not be bound by any covenant not to compete. He shall be permitted to engage in employment with a competitor of the Company without limitation as to time or geographical area. However, by engaging in such employment, Incumbent represents and warrants that he will not violate the provision of Subparagraphs A through C of this Article and will not, directly or indirectly, disclose any Confidential Information of the Company or its parent, subsidiary or affiliates, except as expressly authorized in advance by the Company in the manner set forth in Subparagraph A of this Article.
          13.  In the event of a breach by Incumbent of Article 7,
       8, 9 or 12 of this Agreement or of the attached General Release, the Company shall be relieved and discharged of its obligations under the terms of this Agreement to provide Incumbent with any consideration which is in addition to the payments and benefits to which he and his beneficiaries or his estate are entitled by reason of his having been an employee of the Company in accordance with the terms and conditions of such plans and policies; and shall thereupon be entitled to institute an action to obtain any damages that may arise from such breach. In addition, the parties recognize that money damages are inadequate to compensate the Company for irreparable harm that may result from a breach of the confidentiality provisions contained within Article 12 of this Agreement and that equitable remedies are appropriate, inclusive of injunctive relief, which shall be in addition to any other remedies available to the Company at law or in Equity.
               In the event of a breach by the Company of Article 8 or 9 of this Agreement or of the attached General Release, the Incumbent shall be entitled to institute an action for any damages which may arise from such a breach. In addition, the parties recognize and agree that money damages may be inadequate to compensate the Incumbent for irreparable harm that may result from a breach of the recommendation and confidentiality provisions contained in Articles 8 and 9, respectively, and that equitable remedies are appropriate, inclusive of injunctive relief, which shall be in addition to any other remedies available to the Incumbent at law or in Equity.
               In the event either party shall be required to commence an action, at law or in equity, to enforce its rights under or as a result of a breach of this Agreement, the parties shall bear their own attorneys fees and costs.
          14. Incumbent acknowledges that he has been informed of his right to consider this Agreement and the terms thereof for a period of at least twenty-one (21) days prior to executing and delivering the Agreement to the Company. He further acknowledges that he understands his right to revoke this Agreement and the attached General Release by giving written notice to the Company in the manner set forth in the General Release attached hereto as Exhibit A. Such notice shall be effective upon receipt by the Company. This right is being provided to Incumbent as required under the Age Discrimination in Employment Act.
               Incumbent further acknowledges that he has been
       given the opportunity to have this Agreement and the attached General Release reviewed by attorney(s), accountant(s) and/or financial advisor(s) of his own choice.
          15. This Agreement and the attached General Release contain the entire Agreement with respect to the matters contained herein and therein and cannot be altered or amended except in a writing duly executed by the parties or their legal representatives.
          16. Nothing in this Agreement or the attached General Release shall be construed or considered as evidence of or an admission by the Company of a violation of the United States Constitution, of the Age Discrimination in Employment Act, of Title VII of the Civil Rights Act of 1964, as amended, of the New Jersey Law against Discrimination, of the New Jersey Conscientious Employee Protection Act, of the New Jersey Wage Law, of the Americans with Disabilities Act, of any other act, law, rule or regulation referred to herein or of any other federal, state or local law, statute, ordinance, code, regulation, rule or order; and any such violation is specifically denied.
          17.  This Agreement and the attached General Release
       shall be interpreted, construed and enforced in accordance with the laws of the State of New Jersey. Should any part of this Agreement or of the attached General Release be determined to be unenforceable by a court of competent jurisdiction, the parties shall immediately meet to amend the Agreement or Release to effectuate the intent of the parties; and the surviving portions of the Agreement and Release shall remain binding and enforceable and in full force and effect.
          18.  Any notices required to be given under this
       Agreement or Release shall be either hand-delivered or delivered by certified mail, return receipt requested and shall be directed as follows:
       If to Company:
          Jerrold L. Jacobs
          Chairman, President & CEO
          Atlantic City Electric Company
          6801 Black Horse Pike
          P.O. Box 1264
          Pleasantville, NJ  08232

       If to Incumbent:

          James J. Lees
          8201 Atlantic Avenue
          Margate, New Jersey 08402

       or to such other person and/or to such other address as the party to receive notice may, from time to time, indicate in writing.
          IN WITNESS WHEREOF, intending to be legally bound, the parties hereto attach their signatures and seals effective the date and year first above written.
       DATE:                     INCUMBENT:


       6-22-94                /s/ JAMES J. LEES
                                  JAMES J. LEES

       STATE OF NEW JERSEY    :
                              :  ss.
       COUNTY OF ATLANTIC     :

          I hereby certify that on June 22, 1994
       JAMES J. LEES, personally came before me and acknowledged under oath, to my satisfaction, that he is the person named in and that he did personally sign this Employment Separation and Release Agreement.


                             /s/ Robert K. Marshall
                         Notary Public  - State of New Jersey





       ATTEST:           DATE:        ATLANTIC CITY ELECTRIC
                                      COMPANY:


       L. M. Walters          6-22-94      /s/ Jerrold L. Jacobs
         Secretary                 BY:    Jerrold L. Jacobs

             GENERAL RELEASE, WAIVER and ACKNOWLEDGMENT


          In consideration of the undertakings of Atlantic Energy, Inc. and its Subsidiaries, inclusive of Atlantic City Electric Company (hereinafter collectively referred to as the "Company") set forth in Article 4 of the Employment Separation and Release Agreement to which this Exhibit A is appended, which provide for payment to me over and above those payments and benefits to which I am otherwise entitled by reason of having been an employee of the Company and subject to the terms and conditions thereof, I hereby release, waive and discharge the Company, and each of them, and their present and former Directors, Officers, employees, agents, representatives and attorneys and their respective successors, assigns, executors, administrators, estates and heirs from and against any and all claims of whatever nature, inclusive of claims for wrongful discharge, property damage, personal or bodily injury which I, my estate and heirs may have against any of them. This Release is intended to release, relinquish, discharge, extinguish and waive any and all claims, whether known or unknown, direct or indirect which were or could have been or may hereafter be asserted, resulting from anything which has occurred through the effective date of this Release, including claims for attorneys' fees. I hereby promise not to commence or pursue, or to authorize anyone to commence or pursue on my behalf or in my interest any action whether legal, equitable or administrative, or to otherwise seek to recover any damages, remedy or relief of any kind from any releasee within the contemplation of this Release based upon any claim covered by this General Release, Waiver and Acknowledgment.

          Without limiting the scope of the foregoing in any way, I hereby acknowledge and confirm that my separation from employment as an Officer and employee of the Company constitutes my voluntary act and deed made of my own free will and without duress, undue influence or any other pressure or condition exerted or imposed upon me in any form by the Company or anyone acting on its behalf; and I specifically release and waive any and all claims relating to or arising out of any aspect of my employment with the Company or the separation therefrom including, but not limited to, all claims under the Age Discrimination in Employment Act (29 USC Sec. 621, et seq..), Title VI of the Civil Rights Act of 1964 (42 USC Sec. 2000(e), et seq.), as amended, the New Jersey Law Against Discrimination (N.J.S.A. 10:5-1 et seq.), the New Jersey Conscientious Employee Protection Act (N.J.S.A. 34:19-1 et seq.), the New Jersey Wage Law (N.J.S.A. 34:11-44.1 et seq.) and the Americans with Disabilities Act (42 USC Sec. 12101 et seq.), any contract of employment, express or implied, any provision of the Constitution of the United States of America or of the Constitution of the State of New Jersey, and any other law, whether common or statutory, and any rule, regulation or order of the Unites States, the State of New Jersey, or any other state, and all claims arising out of any legal restrictions on the rights of the Company or its Affiliates with respect to termination of employment.

          I UNDERSTAND THAT FOR A PERIOD OF SEVEN (7) CALENDAR DAYS FOLLOWING THE SIGNING OF THIS GENERAL RELEASE, WAIVER AND ACKNOWLEDGEMENT, I MAY REVOKE IT IN A WRITING ACKNOWLEDGED BY THE CHIEF EXECUTIVE OFFICER OF THE COMPANY, AND THAT THIS GENERAL RELEASE, WAIVER AND ACKNOWLEDGMENT WILL NOT BE EFFECTIVE OR ENFORCEABLE UNTIL SUCH REVOCATION PERIOD HAS EXPIRED. UPON EXPIRATION OF SUCH REVOCATION PERIOD I UNDERSTAND AND ACKNOWLEDGE THAT THIS GENERAL RELEASE, WAIVER AND ACKNOWLEDGEMENT AND THE EMPLOYMENT SEPARATION AND RELEASE AGREEMENT TO WHICH IT IS APPENDED SHALL BECOME FINAL AND ENFORCEABLE.

                              /s/ JAMES J. LEES
                                  JAMES J. LEES

       DATED: June 22, 1994

       STATE OF NEW JERSEY    :
                              :  ss.
       COUNTY OF ATLANTIC     :

          I hereby certify that on June 22, 1994
       JAMES J. LEES, personally came before me and acknowledged under oath, to my satisfaction, that he is the person named in and that he did personally sign this General Release, Waiver and Acknowledgement.

                         /s/ Robert K. Marshall
                    Notary Public  - State of New Jersey

                              RELEASE



          In mutual consideration of the execution and delivery of the General Release, Waiver and Acknowledgment by James J. Lees (Incumbent), effective upon the expiration of the Revocation Period, as set forth therein, without exercise by Incumbent of such revocation, thereupon Atlantic Energy, Inc. and its Subsidiaries, inclusive of Atlantic City Electric Company (hereinafter collectively referred to as the "Company") hereby release, waive and discharge the Incumbent from and against any and all claims, exclusive of claims arising out of or based upon criminal conduct by the Incumbent which the Company may have against Incumbent and which arose during the term of Incumbent's employment with the Company. Except as hereinabove set forth above, this Release is intended to release, relinquish, discharge, extinguish and waive any and all claims, except claims founded upon criminal conduct by Incumbent, whether known or unknown, direct or indirect, which were or could have been or may hereafter be asserted, resulting from anything which occurred through the Termination Date of Incumbent's employment with the Company. The Company further promises not to commence or pursue, or to authorize anyone to commence or pursue on its behalf, or in its interest, any action, whether legal, equitable or administrative, or to otherwise seek to recover any damages, remedy or relief of any kind from Incumbent within the contemplation of this Release, based upon any claim covered by this Release. Notwithstanding the above, nothing contained herein is intended to preclude the Company from instituting any such action in the event of Incumbent's breach of the Employment Separation and Release Agreement or of Incumbent's breach of the General Release, Waiver and Acknowledgement hereinabove contained.

                              ATLANTIC ENERGY, INC. AND ITS
                              SUBSIDIARIES, INCLUSIVE OF ATLANTIC
                              CITY ELECTRIC COMPANY

                         BY: /s/ JERROLD L. JACOBS
                                JERROLD L. JACOBS

       ATTEST:

      /s/ J. G. Salomone
          J. G. Salomone
          Secretary


       DATED:June 22, 1994